CIGMA METALS CORPORATION
                          1 EDITH PLACE, COOLUM BEACH,
                           QUEENSLAND, AUSTRALIA 4573

                            TELEPHONE: +61 4111 56177
                            FACSIMILE: +61-7-54716370


BY EDGAR
--------

December 27, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Donna Levy
Mail Stop: 7010

RE:  Cigma Metals Corporation
     Registration Statement on Form SB
     Filed August 18, 2006
     File No. 333-136755

     We have prepared the following responses to your letter of December 8, 2006 (the "DECEMBER 8TH LETTER"). The numbered responses are keyed sequentially to the numbered paragraphs in the December 8th Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 4 to the FormSB2.

     We have discussed the Staff's comments as stated in the December 8th Letter with our prior auditors, Ernst & Young, LLP and based on those discussions we respond to the Staff's comments as follows:

1. In their audit report Dale Matheson Carr-Hilton Labonte indicated that their opinion on the period from inception to December 31, 2004 is based solely on the reports of other auditors. The auditors involved with the audit of the cumulative period from inception to December 31, 2004 were Moore Stephens Ellis Foster Ltd. ("MSEF") for the period from inception to December 31, 2003 and Ernst & Young LLP for the year ended December 31, 2004. The audit reports of both firms have been included in the SB-2 and will be included in Amendment No. 5 and will be located before the annual financial statements as required by the Staff in its comments No. 3 and 6 to the December 8th Letter.

     The SB-2 includes financial statements for the years ended December 31, 2004 and 2005 and for the period from inception to December 31, 2005. Ernst & Young LLP modified their audit report from that originally issued to remove the reference to the cumulative period from inception to December 31, 2004 as this period is not presented in the SB-2.

     The cumulative period presented in the document covers the period from inception to December 31, 2005. Although the cumulative period from inception to December 31, 2004 is not included in the SB-2, Ernst & Young LLP have informed us that they would not object to the reissuance of their audit report as originally issued. In their report as originally issued, Ernst & Young LLP indicates that their opinion on the period from inception to December 31, 2003 is based solely on the report of other auditors. As indicated above, the report of MSEF for the period from inception to December 31, 2003 has been included in the document.

Report of Independent Registered Public Accounting Firm, page F-33
------------------------------------------------------------------

2. Ernst & Young audited the consolidated balance sheet as at December 31, 2004 and the related consolidated statements of stockholders' equity (deficit), operations and cash flows for the year ended December 31, 2004. The period from inception to December 31, 2003 was audited by MSEF. The opinion paragraph of Ernst & Young LLP audit report should not have referred to the period from inception to December 31, 2004. We have been informed that this was a clerical error and has now been corrected.

3. As stated in response number 1 above, the audit report will be relocated in response to the Staff's comments.

Report of Independent RegisteredPublic Accounting Firm, page F-34
-----------------------------------------------------------------

4. The audit report of MSEF has been included in this SB-2 as they have audited the period from inception through December 31, 2003. Neither Dale Matheson Carr-Hilton Labonte nor Ernst & Young LLP have audited this period in whole or in part. In order for the period from inception to December 31, 2005 to be covered by audit report(s) in its entirety, it is necessary to include the audit report of MSEF.

5.   We have been advised by Ernst & Young LLP that:

          (i)   MSEF continues to operate as a separate legal entity;

          (ii) MSEF carries liability insurance for audit work completed prior to August 31, 2005 (run off insurance coverage); and

          (iii) MSEF is currently licensed in Vancouver, Canada. MSEF has cancelled their registration with CPAB and the PCAOB.

6. As stated in response number 1 above, the audit report will be relocated in response to the Staff's comments.

7. Updated consents of the independent accountant's will be included as Exhibits to the next filing.

     We hope the foregoing is responsive to your comments and look forward to the finalization of this matter so that we may direct our energies and resources to the conduct of our business.

Very truly yours,

Cigma Metals Corporation

By:  /s/"Lars  Pearl"
    -----------------
Name: Lars Pearl
Title: President